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                                                           SEC FILE NUMBER

                                                              000-25663
                                                       -------------------------
                                                             CUSIP NUMBER

                                                              904027109
                                                       -------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended:  September 30, 2005
                                ------------------

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR

             For the Transition Period Ended: ___________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

UltraStrip Systems, Inc.
------------------------
Full Name of Registrant

-------------------------
Former Name if Applicable

3515 S.E. Lionel Terrace
------------------------
Address of Principal Executive Office
(Street and Number)

Stuart, Florida  34997
----------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[X] report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company has been delayed in filing its Form 10-QSB due to the fact that its attorneys were focused on a Form 10-Q for an accelerated filer which was due on extension to be filed by November 14, 2005. As the result of certain disclosure issues, three attorneys from that firm devoted substantial time for this other client over the weekend and on Monday. The lead attorney (who is a member of the other company's Disclosure Committee) was completely focused the entire day of November 14th on revisions to this Form 10-Q and was only able to spend limited time that day on the Company's filing and providing advice to the Company.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Dennis McGuire                          (772) 287-4846
                 --------------                          --------------
                     (Name)                        (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]

------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenue for the quarter ended September 30, 2005 was $187,402, as compared to $143,490 for the quarter ended September 30, 2004. UltraStrip Systems, Inc. had a net loss of $1,895,506 for the quarter ended September 30, 2005 as compared to a net loss of $764,068 for the quarter ended September 30, 2004. The increase in net loss is primarily attributable to (i) non-cash compensation expense of $544,586 incurred in connection with the granting of warrants, (ii) $325,000 of expenses associated with the launch and promotion of Ecosphere Technologies, Inc., the Company's water filtration subsidiary, and
(iii) an increase in salaries and wages of approximately $200,000. The increase in revenue is primarily attributable to approximately $125,000 in water filtration revenue generated by Ecosphere, offset by a decrease in the sale of water jetting spare parts.

--------------------------------------------------------------------------------

                                              UltraStrip Systems, Inc.
                                              ------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005                         By: /s/ James C. Rushing III
      -----------------                             ------------------------
                                                    James C. Rushing III
                                                    Chief Financial Officer

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).